UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Trasir Therapeutics Acquisition

On June 1, 2021, Auris Medical Holding Ltd., an exempted company incorporated under the laws of Bermuda (the “Company”), Auris Medical Inc., an Illinois corporation and wholly owned subsidiary of the Company (“Subco”), Trasir Therapeutics, Inc., a Delaware corporation (“Trasir”), and each of the stockholders of Trasir (the “Trasir Stockholders”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Pursuant to the Merger Agreement, the Company acquired Trasir through the merger of Subco with and into Trasir (the “Merger”), with Trasir surviving the merger as the surviving entity (the “Surviving Corporation”). The Merger closed on June 1, 2021. From and after the effective time of the Merger (the “Effective Time”), the separate corporate existence of Subco ceased and the Surviving Corporation continued its existence under the laws of the State of Delaware and became a wholly owned subsidiary of the Company.

As a result of the Merger, the shares of common stock of Trasir immediately prior to the Effective Time converted into the right to receive: (i) the applicable pro rata share of an aggregate of 764,370 common shares (the “Common Stock Consideration”) of the Company, par value CHF 0.01 per share (the “Common Shares”), calculated based on a value of $2,500,000 divided by the average closing price of the Common Shares on the 15 trading days preceding the closing date; (ii) contingent on the occurrence of positive results from a subsequent post-closing scientific study led by Trasir (“Positive Results”), the applicable pro rata share of $1,500,000 of Common Shares (the “Contingent Common Stock Consideration”), to be calculated based on the average closing price of the Common Shares on the 15 trading days preceding the occurrence of Positive Results; and (iii) $210,000 for expenses (the “Trasir Stockholder Expenses”) incurred in connection with the execution, delivery and performance of the Merger Agreement by certain Trasir Stockholders, paid partially in cash and partially in Common Shares based on the average closing price of the Common Shares on the 15 trading days preceding the closing date. After the settlement of the Common Stock Consideration and the Trasir Stockholder Expenses, expected within five business days of the closing date, there will be an aggregate of 13,643,130 Common Shares outstanding.

In connection with the Merger, the Company also entered into an employment agreement with Dr. Samuel Wickline. Effective June 1, 2021, Dr. Wickline became the Chief Scientific Officer of the Company.

Exclusive License Agreement

On December 11, 2020, Trasir entered into an Exclusive License Agreement with Washington University located in St. Louis, Missouri (“WU”), which Exclusive License Agreement was subsequently amended and restated in June 2021 (as so amended and restated, the “Agreement”), with effect as of December 11, 2020. Pursuant to the Agreement, WU granted Trasir an exclusive, worldwide, royalty-bearing license (with the right to sublicense) during the term of the Agreement under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include “silencing RNA” (siRNAs) pharmaceutical preparations formulated in combination with Trasir’s proprietary delivery technologies. In consideration for such worldwide, exclusive license, the Company (through its acquisition of Trasir, described above) will be obligated to pay WU: annual license maintenance fees in the low five figures through first commercial sale; pre-clinical and clinical regulatory milestones; sales milestones; and a low single digit royalty based on annual net sales of licensed products worldwide for at least the applicable patent term or period of marketing exclusivity, whichever is longer, but in no case less than a minimum royalty term of 12 years; and a percentage share (in the double digits) of sublicensing revenues received by the Company in connection with licensed products. Such regulatory and sales milestones may total up to an aggregate of $4,375,000. In the event the Company fails to meet certain regulatory diligence milestones, WU will have the right to terminate the license.

The Agreement also contains customary representations, warranties and covenants by both parties, as well as customary provisions relating to indemnification, confidentiality and other matters.

The foregoing description of the terms of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K, and incorporated by reference herein.

Business Update

In light of the Trasir acquisition, the Company is pursuing a strategic repositioning under which the Company intends to focus on the development of RNA therapeutics while in the medium term evaluating opportunities to spin off or divest its existing assets in neurotology, rhinology and allergology within the next 12-18 months.

Trasir was founded in 2014 by Dr. Wickline based on extensive NIH-sponsored research on technologies that enable safe and effective oligonucleotide delivery to extrahepatic tissues at Washington University, St. Louis MO. Its core technology is the proprietary peptide polyplex platform OligoPhoreTM that can engage any type of RNA in rapid self-assembly. OligoPhoreTM allows for safe and effective systemic delivery of oligonucleotide payloads with efficient cellular uptake and full endosomal release. Importantly, OligoPhoreTM enables delivery to target tissues outside the liver, creating the potential for developing RNA-based therapies for a range of indications with substantial unmet need.

In various murine models of disease, OligoPhoreTM has been shown to protect the RNA payload (siRNA and/or mRNA) from degradation in the circulation, while enabling pH-dependent nucleotide endosomal escape and cytoplasmic delivery. Proof-of-concept for efficient delivery and target knockdown has been demonstrated for targets in the NF-kB family, various members of the ETS transcription factor family, and targets in the JNK and TAM pathways, enabling a preclinical development pathway for several oncology indications, rare diseases, as well as rheumatoid and osteoarthritis and inflammatory pathologies such as atherosclerosis.

Based on the extensive work of Dr Wickline and collaborators, the Company intends to initiate under project code AM-401 the preclinical development of the first pipeline program in an oncology or rare disease indication. The submission of an IND is targeted for the end of 2022. In parallel, the Company will explore further potential applications of the OligoPhoreTM platform for delivery of siRNA, mRNA and gene editing constructs, and seek to leverage the platform’s potential through strategic partnering.

To reflect the Company’s strategic repositioning, the Board of Directors of Auris Medical Holding Ltd. intends to call an extraordinary general meeting of shareholders to propose to change its corporate name to Altamira Therapeutics Ltd. Upon approval of the proposed name change, the Company’s shares will start trading under the ticker symbol “CYTO” – the word root for cell in ancient Greek – instead of “EARS”. In addition, the Board intends to propose the election of Margrit Schwarz, PhD, MBA, as an additional Board member. Margrit Schwarz brings with her 25 years of experience in drug discovery and development across multiple indications and modalities, acquired in the global biopharmaceutical industry (Amgen, Boehringer Ingelheim, Roche, Genevant) and in international academic research settings.

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated June 1, 2021, by and among Auris Medical Holding Ltd., Auris Medical Inc., Trasir Therapeutics, Inc., and each of the stockholders of Trasir Therapeutics, Inc.
10.1*	Exclusive License Agreement, dated December 11, 2020, by and between Washington University and Trasir Therapeutics, Inc.

* Certain identified information has been excluded from this Exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed. The omissions have been indicated by “[***]”.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibits to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121 and 333-249347) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

Date: June 3, 2021	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer